SUPERIOR COURT OF THE STATE OF CALIFORNIA

COUNTY OF CONTRA COSTA, CALIFORNIA

FILED

2004 MAY -6 A 10: 19

K. TORRE, CLERK OF THE SUPERIOR COURT COUNTY OF CONTRA COSTA, CALIF.

BY: K. Gordon, Deputy Clerk

MORGAN K. BUCHANAN; JAMES P. MILLS; and JESSE L. CREWS, individually and on behalf of all others similarly situated,

Plaintiffs,

v.

NTS-PROPERTIES ASSOCIATES V, a Maryland limited partnership; NTS-PROPERTIES ASSOCIATES VI, a Maryland limited partnership; NTS CAPITAL CORPORATION, a Kentucky corporation; ORIG, LLC, a Kentucky limited liability company; and J.D. NICHOLS,

Defendants.

Case No. C 01 - 05090

[PROPOSED] FINAL JUDGMENT AND ORDER

Location: Courtroom 5
Judge: Terence Bruiniers
Action Filed: December 12, 2001
Trial Date: None Set

On May 6, 2004, this matter came before the Court on the joint motion of the Defendants and Plaintiffs, on behalf of the Settlement Class Members, as those and all other capitalized terms herein are defined in the Stipulation and Agreement of Settlement, dated as of December 5, 2003 (the "Stipulation"), for final approval of a settlement of this Class Action, as embodied in the Stipulation. The Court, having considered all papers filed in connection with said motion and good cause appearing therefor, hereby ORDERS, ADJUDGES AND DECREES as follows:

1. All terms used in this Final Judgment and Order shall have the same meaning as in the Stipulation.

2. This Court has jurisdiction over the subject matter and parties to this action and over all parties to the Stipulation, including all members of the Settlement Class and the Settling Defendants.

3. This Court hereby certifies the Settlement Class and approves the Class Representatives as representatives of the Settlement Class for purposes of this Settlement only, and without prejudice to further litigation in the event the Stipulation does not become effective

(as described in the Stipulation). With respect to the certification of the Settlement Class solely for, and contingent upon, the Settlement of the Action, this Court finds: (a) the members of the Settlement Class are so numerous that joinder of all Class members in this Action is impracticable; (b) there are common questions of law and fact which predominate over any individual questions; (c) the claims of the Plaintiffs are typical of the respective claims of the Class; (d) the Settlement Class is adequately represented by the Plaintiffs, who have fairly and adequately represented and protected the interests of all of the Settlement Class members, have no interests which conflict with the interests of the Class, and have retained counsel who are well qualified and highly experienced in the representation of limited partners in class and actions similar to the Action; and (e) a class action is superior to other available methods for the fair and efficient adjudication and settlement of the controversy, considering, among other matters, (i) the interest of the members of the Class individually controlling the prosecution and settlement of separate actions, (ii) the extent and nature of any litigation concerning the controversy already commenced by or against members of the Class, (iii) the desirability or undesirability of concentrating the litigation of these claims in this particular forum, and (iv) the difficulties likely to be encountered in the management of this Action.

4. This Court hereby approves the Stipulation, including the transactions contemplated thereby, as fair, reasonable and adequate to the Settlement Class, approves the Settlement as being in the best interests of the Settlement Class, and directs consummation of the Settlement in accordance with the terms and conditions of the Stipulation.

5. This Court hereby dismisses the Complaint and each and every cause of action and claim set forth therein on the merits as to all Released Parties and with prejudice to the Settlement Class.

6. The Releasing Parties, whether or not each submits a Proof of Claim or otherwise participates in the Settlement, on behalf of themselves and each of their predecessors, successors, parents, subsidiaries, affiliates, custodians, agents, assigns, representatives, heirs, executors, trustees, administrators and any other Person having any legal or beneficial interest

in Units owned by any Class Member, are hereby deemed to have released and forever discharged the Released Parties from any and all of the Settled Claims, including Unknown Claims, except that nothing herein releases any claim arising out of a violation of this Stipulation.

7. Each Released Party hereby individually, completely, voluntarily, knowingly, or unconditionally, is hereby deemed to have released, remised, acquitted and discharged the Plaintiffs and Settlement Class Counsel from every and all asserted or potential, separate, joint, individual claims, class claims, or other claims, actions, rights, causes of action, demands, liabilities, losses and damages of every kind and nature, anticipated or unanticipated, direct or indirect, fixed or contingent, known or unknown, under Federal, state or common law or any other law or regulation, or in equity, against the Plaintiffs and Settlement Class Counsel or any of them for, which are based upon or arise out of the institution, prosecution, assertion or resolution of the Settled Claims, including Unknown Claims, except that nothing herein releases any claim arising out of a violation of this Stipulation.

8. Each Settling Defendant is hereby deemed to have released and agreed not to assert any cross claims, third-party claims or other claims-over (however denominated) arising out of the Settled Claims against any other Settling Defendant, its predecessors or successors, or its present or former and future partners, members, principals, officers, directors, employees, agents, attorneys, shareholders, investors, insurers, reinsurers, auditors, accountants, underwriters, investment bankers, advisers, Affiliates, Released Parties, present, former or future parents, subsidiaries or affiliates and each of their assigns, representatives, heirs, executors, administrators, and members of their immediate families.

9. For purposes of this Order, Settled Claims are all claims including Unknown Claims, demands, rights, liabilities and causes of action of every nature and description whatsoever, in law or equity, known or unknown, asserted or that might have been asserted, including, without limitation, claims for negligence, gross negligence, breach of duty of care, breach of duty of loyalty, breach of duty of candor, fraud, negligent misrepresentation, breach

of fiduciary duty, or violations of any state or Federal statutes, rules or regulations, either directly, in a representative capacity or in any other capacity, by any Releasing Party against any of the Released Parties for any matter, arising out of, or relating to, purchases or sales of Units or Interests or arising out of, or related to, any of the acts, omissions, misrepresentations, facts, events, matters, transactions or occurrences referred to, or which could have been referred to, in the complaints or other pleadings filed in the California Litigation or the Kentucky Litigation or otherwise alleged, asserted or contended in the California Litigation or the Kentucky Litigation based upon the facts alleged in the complaints filed in the California Litigation or the Kentucky Litigation or arising out of the transactions contemplated or undertaken in connection with this Settlement.

10.   Attached hereto as Exhibit A is a list of all timely Requests for Exclusion submitted pursuant to the Preliminary Approval Order. Class Members who have not filed timely and valid Requests for Exclusion from the Class, whether or not they file a Proof of Claim within the time provided for, and whether or not they participate in the Settlement Trust, are barred from asserting any Settled Claims, including Unknown Claims, and all Settlement Class Members are conclusively deemed to release the Settling Defendants and Released Parties from the Settled Claims, including Unknown Claims.

11.   This Court hereby bars and enjoins each Settlement Class Member, until either the Closing Date or June 30, 2004 or the termination of this Settlement, whichever occurs sooner, from (i) transferring, selling, assigning, giving, pledging, hypothecating or otherwise disposing of, other than by operation of law, any Units of the Partnerships to any person; ~~(ii) granting a proxy to object to the Merger~~ or (ii) commencing a tender offer for the units ~~until either the Closing Date or the termination of this Settlement, whichever occurs sooner~~.

12.   If the Settlement does not become final and effective in accordance with its terms and conditions, then this Final Judgment and Order shall be rendered null and void ab initio and be vacated and the Settlement and all orders entered in connection therewith shall be rendered null and void, except for the provisions of the Stipulation concerning the payment of

the costs of Notice of the Settlement, and the Action shall be reinstated with the parties having all rights as existed prior to the execution of the Stipulation.

13.   The notice given to the members of the Settlement Class of the settlement set forth in the Stipulation, as required by the Preliminary Approval Order, entered on February 26, 2004, was the best notice practicable under the circumstances, including individual notice to all members of the Settlement Class who could be identified through reasonable effort. Said notice provided due and sufficient notice of the proceedings regarding final approval of the settlement, including the terms of the proposed settlement set forth in the Stipulation, to all persons entitled to such notice, and said notice fully satisfied the requirements of due process.

14.   The Releasing Parties, and anyone claiming through or on behalf of any of them, are forever barred and enjoined from commencing, instituting or prosecuting any action or other proceeding in any court of law or equity, arbitration tribunal, or administrative forum, directly, representatively or derivatively, asserting against any of the Released Parties any claims that relate to or constitute any of the Settled Claims, including Unknown Claims.

15.   This Court hereby decrees that neither the Settlement, nor this Final Judgment and Order, nor the fact of settlement are an admission or concession by the Defendants of any liability or wrongdoing whatsoever. This Final Judgment and Order is not a finding of the validity or invalidity of any claims in the Action or of any wrongdoing by the Defendants. Neither the Settlement, nor this Final Judgment and Order, nor the fact of settlement, nor the settlement proceedings, nor the settlement negotiations, nor any related documents shall be used or construed as an admission of any fault, liability or wrongdoing by any person or entity or shall be offered or received in evidence as an admission, concession, presumption or inference against any party in any proceeding other than such proceedings as may be necessary to consummate or enforce the Settlement.

16.   This Court reserves exclusive jurisdiction over all matters relating to the administration, consummation and enforcement of the Settlement. Without affecting the

finality of this judgment, the Court hereby reserves jurisdiction over: (a) implementation of this settlement and distribution of the Net Settlement Fund; (b) any hearing and/or determination on applications by Settlement Class Counsel for attorneys' fees, costs, interest and expenses; and (c) enforcement and administration of the Stipulation.

17.   There is no just reason for delay in enforcement of this Order, and it is final and appealable.

Dated: May 6, 2004

Terence L. Bruiniers

Honorable Terence Bruiniers
Judge of the Superior Court

G:\Clients\NTS\Pleadings-State Ct\Settlement\Proposed Order of Final Judgment - 040505.DOC

[PROPOSED] FINAL JUDGMENT AND ORDER

EXHIBIT A

EXHIBIT A

REQUESTS FOR EXCLUSION

NAME	ADDRESS
Eldon R. Bledsoe	6721 SW 123rd Street Oklahoma City, OK 73173
William M. Budnick & Sharon Kae Budnick	P.O. Box 1246 Branson, MO 65615
Freida Pate Christisen Trust Dtd 7/13/83	c/o Freida Pate Christisen, Trustee 7301 N.W. Maple Lane Parkville, MO 64151
Equity Resource Arlington Fund	Equity Resource Investments, LLC 44 Brattle Street Cambridge, MA 02138
Equity Resource Brattle Fund	Same
Equity Resource Cambridge Fund	Same
Equity Resource Fund XIV	Same
Equity Resource Fund XV	Same
Equity Resource Fund XVII	Same
Equity Resource Fund XX	Same
Everest Investors 9, LLC	Everest 155 N. Lake Avenuie, Suite 1000 Pasadena, CA 91101
Everest Investors 12, LLC	Same
Raymond F. Fogarty	155 Gardiner Lake Road Louisville, KY 40205-2793
Loretta Giampaolo	26938 Marbella Mission Viejo, CA 92691
Warren H. Heller, MD	515 West Buckeye Road, # 104 Phoenix AZ 85003-2699
Kathleen Irwin	2475 Circlewood Road Atlanta, GA 30345

NAME	ADDRESS
Leonard T. Lilliston	10 Hix Avenue Rye, NY 10580
Robert K. McDonald	5715 Wainwright Avenue Rockville, MD 20851
Dolores Nordstrom	2010 Cherokee Parkway Louisville, KY 40204
Fran Ohlsson	P.O. Box 1192 San Leandro, CA 94577
Sean O'Reilly	720 Brooke Road Wayne, PA 19087
Arthur J. Paone	218 East 70th Street, 1D New York, NY 10021
Plon Family Trust B Dtd 12/9/88	c/o Harold L. Plon & Richard S. Plon, Trustees 4 Oakgrove Irvine, CA 92604-4614
Potts Family Partners	c/o Horace Potts 7250 150th Court N. Palm Beach Gardens, FL 33418
Horace T. Potts, III	10139 Quail Road Boynton Beach, FL 33436
Horace T. Potts, IV, Beneficiary 72509 150th Court N. Palm Beach Gardens, FL 33418	c/o First Trust of Onaga, Custodian (IRA) 301 Leonard Street, Suite 200 Onaga, KS 66521
Tina Rietdyk-Slusher	4570 Cayucos Avenue Atascadero, CA 93422
Franklin J. Ross & Shirley A. Ross	146 West Fenn Road Coldwater, MI 49036
Adele M. Weicker	6020 Wild Wood Court High Ridge, MO 63049
William G. Williams & Nancy J. Williams	12953 W. Willow Creek Lane Huntley, IL 60142
John Woodhead, III	777 Fincher Road Moreland, GA 30259